GlassBridge Enterprises, Inc.

510 Madison Avenue, 9th Fl.

New York, NY 10022

July 2, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Jessica Livingston and Pam Long

Re:	GlassBridge Enterprises, Inc.
Preliminary Proxy Materials on Form PRE 14A
Filed June 14, 2019
File No. 001-14310

Dear Ms. Livingston and Ms. Long:

On behalf of GlassBridge Enterprises, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced submission as set forth in the comment letter of July 1, 2019. For ease of reference, the Staff’s comments are repeated below and are followed by the Company’s responses, in italics.

PRE 14A filed June 14, 2019 PROPOSAL NO. 3

THE REVERSE STOCK SPLIT PROPOSAL, page 22

1.	We note the split ratio is undetermined and in the range of 1:10 - 1:200. Please revise to elaborate on the factors that would cause you to select a higher or lower ratio within this range and revise to disclose the reasons for using such a broad range.

Response:

The Company has revised the section titled “Reasons for the Reverse Stock Split” to elaborate on the factors that would cause the Company to select a higher or lower ratio within the range and further disclosed the reasons for using such a broad range. Please review Schedule 1 hereto which illustrates the changes made to Page 22 of the Proxy Statement.

2.	Noting the statement that the split is not intended to be a going private transaction, please disclose what, if any, steps you intend to take to ensure that it isn’t, and how you will comply with Rule 13e-3 under the Securities Exchange Act of 1934 if it is.

Response:

Please see our response to Item 3 herein. As the number of shareholders will not fall below 300, based on current information provided to the company by its transfer agent and Broadridge, the Company does not believe that effecting the Reverse Stock Split would result in a Rule 13e-3 transaction.

3.	Reconcile your statement that the split is not intended to be a going private transaction with your statement the “Reverse Stock Split may affect the registration of our common stock under the Exchange Act.” Disclose clearly whether the number of shareholders is likely to fall below the threshold for remaining a reporting company at the higher end of the split range and revise to specify the effects you reference and the likelihood of such effects at the high, low and midpoint of the split range.

Response:

The Company has determined that effecting a Reverse Stock Split at the highest end of the split range (1:200) would not cause the Company to fall below the threshold for remaining a reporting company as the number of shareholders will not fall below the threshold for remaining a reporting company even at the higher end of the split range. Please see our response to Item 1 herein for additional information. We have replaced the sentence stating the “Reverse Stock Split may affect the registration of our common stock under the Exchange Act” as follows:

“The Company has determined that the Reverse Stock Split will not impact the registration of our common stock under the Exchange Act.”

Further, the Company has revised the table in the section titled “Background of the Reverse Stock Split” to illustrate the approximate impact of the Reverse Stock Split at the highest and lowest levels of the range.

Please review Schedule 1 attached hereto.

Sincerely,

/s/ Daniel Strauss
Daniel Strauss

SCHEDULE 1

PROPOSAL NO. 3

THE REVERSE STOCK SPLIT PROPOSAL

Our Board has unanimously approved and is submitting for stockholder approval an amendment to our Restated Certificate of Incorporation (the “Reverse Split Amendment”) to effect, at the discretion of the Board and at any time prior to December 15, 2019, (i) a reverse stock split of GlassBridge’s common stock using a ratio, to be established by the Board in its sole discretion, within a range of 1:10 to 1:200 and (ii) a reduction of the number of authorized shares of GlassBridge’s common stock in a corresponding proportion.

Background of the Reverse Stock Split

Pursuant to the DGCL, any amendment of our Restated Certificate of Incorporation must be approved by our Board and submitted to our stockholders for approval.

Our Board reserves the right to abandon the Reverse Stock Split, and corresponding proportionate reduction of authorized shares of common stock, even if approved by stockholders. By voting in favor of the Reverse Stock Split Proposal, you are also expressly authorizing our Board to determine not to proceed with, and to abandon, the Reverse Stock Split in its sole discretion.

The form of the proposed Reverse Split Amendment is attached to this Proxy Statement as Annex A. The Reverse Stock Split Amendment will effect a Reverse Stock Split of our common stock using a ratio, to be established by our Board in its sole discretion, within a range of 1:10 to 1:200 following stockholder approval. We believe that the availability of the range of reverse split ratios will provide the Company with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for us and our stockholders. In determining which reverse stock split ratio to implement, if any, following the receipt of stockholder approval, our Board may consider, among other things:

●	our ability to comply with stock exchange listing requirements;

●	the historical trading price and trading volume of our common stock;

●	the then prevailing trading price and trading volume of our common stock and the anticipated impact of the Reverse Stock Split on the trading market for our common stock;

●	which reverse split ratio would result in the greatest overall reduction in our administrative costs; and

●	prevailing general market and economic conditions.

The Reverse Stock Split will affect all holders of GlassBridge’s common stock uniformly and will not affect any stockholder’s percentage ownership interest in GlassBridge, except to the extent that the Reverse Stock Split would result in any holder of GlassBridge’s common stock receiving fractional shares. GlassBridge will not issue any fractional shares. Stockholders who would otherwise hold fractional shares as a result of the Reverse Stock Split will receive a cash payment in lieu of the issuance of any such fractional share in an amount per share equal to the closing price per share on the OTCQB on the trading day immediately preceding the effective date of the Reverse Stock Split (as adjusted to give effect to the Reverse Stock Split), without interest. The Reverse Stock Split will not impact the market value of GlassBridge as a whole, although the market value of GlassBridge’s common stock may move up or down once the Reverse Stock Split is effective.

The actual number of shares outstanding after giving effect to the Reverse Stock Split will depend on the reverse split ratio that is ultimately established by our Board. The table below illustrates certain, but not all, possible reverse stock split ratios, together with (i) the implied number of authorized shares of common stock resulting from a reduction of the number of authorized shares of common stock by a corresponding proportion, based on 10,000,000 shares of common stock currently authorized under our Restated Certificate of Incorporation, (ii) the implied number of issued and outstanding shares of our common stock resulting from the Reverse Stock Split in accordance with such ratio, based on 5,687,789 shares of our common stock outstanding as of June 25, 2019 and (iii) the implied approximate number of holders of common stock following the Reverse Stock Split.

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Sample Ratios within Delegated Range of Ratios	Implied Number of Authorized Shares of Common Stock Following the Reverse Stock Split	Implied Approximate Number of Issued and Outstanding Shares of Common Stock Following the Reverse Stock Split*	Implied Approximate Number of Holders of Common Stock Following the Reverse Stock Split**

1:10	1,000,000	568,778	2,362

1:25	500,000	227,511	1,183

1:50	200,000	113,755	692

1:100	100,000	56,877	461

1:200	50,000	28,438	342

*	Excludes the effect of cashout payments in lieu of the creation of fractional shares.
**	Excludes the holders of any fractional shares following the Reverse Stock Split.

We do not expect the Reverse Stock Split itself to have any economic effect on our stockholders, debt holders or holders of options or restricted stock, except to the extent the Reverse Stock Split will result in cashout payments in lieu of the creation of fractional shares.

Reasons for the Reverse Stock Split Proposal

Reducing the number of outstanding shares of our common stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of our common stock. Other factors, however, such as our financial results, market conditions, the market perception of our business and other risks, including those set forth in our Annual Report on Form 10-K for the year ended December 31, 2018, may adversely affect the market price of our common stock. As a result, there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described above, that the market price of our common stock will increase following the Reverse Stock Split or that the market price of our common stock will not decrease at any time after the Reverse Stock Split is effected.

On June 25, 2019, the Company’s common stock had a closing price equal to $0.31 per share. The Company’s Board of Directors authorized the Reverse Stock Split with the goal of, among other things, increasing the price of the Company’s common stock. Further, the broad range of the Reverse Stock Split was chosen to allow the Company’s Board of Directors the greatest flexibility possible to effect the Reverse Stock Split at a ratio which best fit the needs of the Company. Factors which would influence the Board of Directors’ determination of the Reverse Stock Split ratio include: (i) meeting the continued listing requirements of the OTCQB, and any initial listing requirements of a stock exchange; (ii) appeal to a broader range of investors, including both retail and institutional investors and (iii) improve the perception of the Company’s common stock as an investment security.

The Company’s Board of Directors unanimously approved the discretionary authority to effect the Reverse Stock Split as a potential means of increasing the price-per-share of our common stock to improve the perception of our common stock as a viable investment security. Lower-priced public company stocks have a public perception as being risky and speculative, which may negatively impact both the price of the common stock and the market liquidity of said common stock. As a corporation whose common stock is quoted on the OTCQB, the Board of Directors believes the Company is at greater risk to this type of perception. Following the approval of the Reverse Stock Split Proposal, the Board of Directors will have the authority to increase the Company’s price-per-share, if it determines that the Company may do so without undermining its current or future business plans or prospects. Further, an increase in our stock price may make our common stock more attractive to investors. Brokerages may be reluctant to recommend lower-priced securities to their clients, particularly for companies which trade over-the-counter. Investment funds may also be reluctant to invest in such securities. Many institutional investors cannot purchase securities that trade below $1.00 per share or $5.00 per share, and the Company may want to attract these investors. Finally, analysts with brokerage and investments firms frequently do not monitor the trading activity or provide advanced coverage for lower-priced securities. Granting the Board of Directors the authority to effect the Reverse Stock Split, and effect an increase to the price-per-share of our common stock, would allow the Board of Directors to address these issues, if deemed necessary.

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Effects of the Reverse Stock Split

General

If the Reverse Stock Split is approved and implemented, the principal effects will be to proportionately decrease the number of outstanding shares of our common stock based on the reverse stock split ratio determined by our Board and contemporaneously reduce the number of authorized shares of our common stock by a corresponding proportion based upon the reverse stock split ratio to be determined by our Board;

Our common stock is currently registered under Section 12(g) of the Exchange Act, and we are subject to the periodic reporting and other requirements of the Exchange Act. The Company has determined that the Reverse Stock Split will not impact the registration of our common stock under the Exchange Act. The Reverse Stock Split will not affect the listing of our common stock on the OTCQB (other than to the extent it facilitates compliance with OTCQB continued listing standards). Following the Reverse Stock Split, our common stock will continue to be listed on the OTCQB under the symbol “GLAE.”

Proportionate voting rights and other rights of the holders of our common stock will not be affected by the Reverse Stock Split, other than as a result of the treatment of fractional shares as described below. For example, a holder of 2% of the voting power of the outstanding shares of our common stock immediately prior to the effectiveness of the Reverse Stock Split will generally continue to hold 2% of the voting power of the outstanding shares of our common stock after the Reverse Stock Split. The number of stockholders of record will not be affected by the Reverse Stock Split (except to the extent any are cashed out in lieu of creating fractional shares). If approved and implemented, the Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of our common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally higher than the costs of transactions in “round lots” of even multiples of 100 shares. Our Board believes, however, that these potential effects are outweighed by the benefits of the Reverse Stock Split.

Effectiveness of Reverse Stock Split

The Reverse Stock Split, if approved by our stockholders, would become effective upon the filing and effectiveness (the “Effective Time”) of the Reverse Split Amendment with the Secretary of State of the State of Delaware. It is expected that such filing would take place only in the event the Board later determines that it is in the best interests of the Company and its stockholders to effect the reverse stock split. The exact timing of the filing of the amendment, however, will be determined by our Board based on its evaluation as to when such action will be the most advantageous to the Company and our stockholders. In addition, our Board reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to filing the Reverse Split Amendment with the Secretary of State of the State of Delaware, our Board, in its sole discretion, determines that it is no longer in our Company’s best interests or the best interests of our stockholders to proceed with the Reverse Stock Split.

Effect on Incentive Plans

The Company has stock incentive plans pursuant to which we have issued restricted stock units and stock options to purchase shares of our common stock. As of June 25, 2019, we had zero shares of our common stock issuable upon the exercise of stock options outstanding under the stock incentive plans and zero restricted stock units granted and outstanding under our stock incentive plans. In the event of a Reverse Stock Split, the Compensation Committee of our Board generally has the discretion to determine the appropriate adjustment to awards granted under the stock incentive plans. Accordingly, if the Reverse Stock Split is approved by our stockholders and our Board decides to implement the Reverse Stock Split, as of the Effective Time the number of all outstanding restricted stock units, options, the number of shares issuable and the exercise price, as applicable, relating to restricted stock units and options under our stock incentive plans, will be proportionately adjusted based on the Reverse Stock Split ratio selected by our Board, subject to the terms of such awards. Our Board has also authorized the Company to effect any other changes necessary, desirable or appropriate to give effect to the Reverse Stock Split, if any, including any applicable technical, conforming changes.

Effect on Authorized but Unissued Shares of Common Stock

Currently, we are authorized to issue up to a total of 10,000,000 shares of common stock, of which 5,687,789 shares were issued and outstanding as of June 25, 2019. Concurrently with the effectiveness of the Reverse Stock Split, we would proportionately decrease our authorized shares such that immediately following the Effective Time, a total of between 1,000,000 and 50,000 shares of common stock will be authorized for issuance (including shares outstanding after the Reverse Stock Split).

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Effect on Par Value

Accounting Treatment. The proposed Reverse Split Amendment will not affect the par value of our common stock, which will remain at $0.01 per share. As a result, the stated capital on our balance sheet attributable to our common stock, which consists of the par value per share of our common stock multiplied by the aggregate number of shares of our common stock issued and outstanding, will be reduced in proportion to the reverse stock split ratio selected by our Board. Correspondingly, our additional paid-in capital account, which consists of the difference between our stated capital and the aggregate amount paid to us upon issuance of all currently outstanding shares of our common stock, will be credited with the amount by which the stated capital is reduced. Our stockholders’ equity, in the aggregate, will remain unchanged.

No Going Private Transaction. Notwithstanding the decrease in the number of outstanding shares following the proposed Reverse Stock Split, our Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Book-Entry Shares. If the Reverse Stock Split is effected, stockholders, either as direct or beneficial owners, will have their holdings electronically adjusted by our transfer agent to give effect to the Reverse Stock Split. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split and making payment for fractional shares. If a stockholder holds shares of our common stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.

Fractional Shares. No fractional shares of common stock will be issued in connection with the Reverse Stock Split. If, as a result of the Reverse Stock Split, a stockholder of record would otherwise hold a fractional share, the stockholder will receive a cash payment in lieu of the issuance of any such fractional share in an amount per share equal to the closing price per share on the OTCQB on the trading day immediately preceding the effective date of the Reverse Stock Split (as adjusted to give effect to the Reverse Stock Split), without interest. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other right except to receive the cash payment therefore.

After the Reverse Stock Split, a stockholder will have no further interest in the Company with respect to its fractional share interest and persons otherwise entitled to a fractional share will not have any voting, dividend or other rights with respect thereto except the right to receive a cash payment as described above.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where we are domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective time may be required to be paid to the designated agent for each such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

If you believe that you may not hold sufficient shares of the Company’s common stock at the time the Reverse Stock Split is implemented to receive at least one share in the Reverse Stock Split and you want to continue to hold the Company’s common stock after the Reverse Stock Split, you may do so by either: (i) purchasing a sufficient number of shares of the Company’s common stock; or (ii) if you have shares of the Company’s common stock in more than one account, consolidating your accounts; in each case, so that you hold a number of shares of our common stock in your account prior to the Reverse Stock Split that would entitle you to receive at least one share of common stock in the Reverse Stock Split. Shares of our common stock held in registered form and shares of our common stock held in “street name” (that is, through a bank, broker or other nominee) for the same stockholder will be considered held in separate accounts and will not be aggregated when effecting the Reverse Stock Split.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion summarizes certain U.S. federal income tax consequences of the Reverse Stock Split, if it is effected, to holders of our common stock but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, including, but not limited to, estate and gift tax laws and any applicable state, local or non-U.S. tax laws (or any income tax treaty) are not discussed. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder and judicial authority and administrative interpretations, all as of the date of this document, and all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure holders that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described in this document, and we have not obtained, nor do we intend to obtain a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of the Reverse Stock Split.

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This discussion is limited to holders who, if the Reverse Stock Split is effected, will hold pre-Reverse Stock Split shares of our common stock and will hold post-Reverse Stock Split shares of common stock as “capital assets” (generally, property held for investment). This discussion does not address all U.S. federal tax considerations that may be relevant to a holder’s particular circumstances, including, but not limited to, the impact of the Medicare tax on net investment income. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, including, but not limited to:

●	banks, insurance companies or other financial institutions;

●	tax-exempt or governmental organizations;

●	pension or other employee benefit plans;

●	brokers, dealers or traders in securities or foreign currencies or that use the mark-to-market method of accounting for U.S. federal income tax purposes;

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose functional currency is not the U.S. dollar;

●	former U.S. citizens or long-term residents of the United States;

●	real estate investment trusts or regulated investment companies;

●	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein); and

●	persons that hold pre-Reverse Stock Split shares of our common stock or will hold post-Reverse Stock Split shares of our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds pre-Reverse Stock Split shares of our common stock or will hold post-Reverse Stock Split shares of our common stock, the U.S. federal income tax treatment of a partner of the partnership generally will depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. Partners in partnerships holding our common stock are urged to consult their own tax advisors about the U.S. federal income tax consequences of the Reverse Stock Split.

EACH HOLDER OF OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT.

U.S. stockholders. For purposes of this discussion, “U.S. stockholder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is treated as:

●	an individual citizen or resident of the United States

●	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States any state thereof or the District of Columbia

●	an estate whose income is subject to U.S. federal income tax regardless of its source

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and that has one or more United States persons that have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

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The Reverse Stock Split, if effected, should be treated as a recapitalization for U.S. federal income tax purposes. Therefore, except as described below with respect to cash received in lieu of a fractional share, generally no gain or loss should be recognized by a U.S. stockholder upon the receipt of a reduced number of shares of our common stock as a result of the Reverse Stock Split, if effected. The U.S. stockholder’s aggregate tax basis in the post-Reverse Stock Split shares of common stock should equal the aggregate tax basis of the shares of common stock surrendered (excluding the portion of the tax basis that is allocable to any fractional share) and such U.S. stockholder’s holding period in the post-Reverse Stock Split shares of common stock should include the holding period for the shares of common stock surrendered. Treasury regulations provide detailed rules for allocating the tax basis and holding period of the shares surrendered to the shares received pursuant to the Reverse Stock Split, if effected. A U.S. stockholder that holds shares of common stock with differing bases or holding periods should consult its tax advisor with regard to identifying the bases or holding periods of the particular shares of common stock received in the Reverse Stock Split, if effected.

A U.S. stockholder that receives cash in lieu of the creation of fractional shares of common stock should generally recognize capital gain or loss equal to the difference between the amount of cash received and the portion of the U.S. stockholder’s tax basis in its common stock that is allocable to the fractional share. The deductibility of capital losses is subject to limitations. In certain circumstances, it is possible that the cash received in lieu of the creation of fractional shares could be characterized as a dividend rather than as a capital gain.

U.S. Information Reporting and Backup Withholding Tax. Information returns generally will be required to be filed with the IRS with respect to the receipt of cash in lieu of a fractional share of our common stock pursuant to the Reverse Stock Split, if effected, unless the U.S. stockholder is an exempt recipient and, if requested, certifies as to such status. U.S. stockholders may be subject to backup withholding at the applicable rate on the payment of cash if they fail to provide their taxpayer identification numbers in the manner required or otherwise fail to comply with applicable backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a U.S. stockholder’s U.S. federal income tax liability, provided the required information is properly furnished to the IRS on a timely basis. U.S. stockholders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. stockholders. For purposes of this discussion, a “Non-U.S. stockholder” means a beneficial owner of shares of our common stock that is an individual, corporation, estate or trust that is not a U.S. stockholder.

Subject to the discussion in the next paragraph, a Non-U.S. stockholder that receives solely a reduced number of shares of our common stock as a result of the Reverse Stock Split, if effected, generally should not recognize any gain or loss. A Non-U.S. stockholder that receives cash in lieu of a fractional share pursuant to the Reverse Stock Split, if effected, generally should not be subject to U.S. federal income tax on any gain recognized on the deemed redemption of such fractional share unless (a) the gain is effectively connected with the conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a Non-U.S. stockholder’s permanent establishment in the United States), (b) with respect to a Non-U.S. stockholder who is an individual, the Non-U.S. stockholder is present in the United States for 183 days or more in the taxable year the Reverse Stock Split occurs and certain other conditions are met, or (c) our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Generally, a U.S. corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC, but also believe that our common stock should be treated as regularly traded on an established securities market (within the meaning of applicable Treasury regulations). If we are incorrect, and in fact are a USRPHC, and assuming our common stock is treated as regularly traded on an established securities market, only a non-U.S. stockholder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the Reverse Stock Split or the non-U.S. stockholder’s holding period for the common stock, more than 5% of our common stock (a “5% shareholder”) should be taxable, with respect to clause (c) in the preceding paragraph, on gain recognized on the receipt of cash in lieu of a fractional share. In addition, if we are a USRPHC, a Non-U.S. stockholder that is a 5% shareholder will be required to satisfy certain IRS filing requirements in order to avoid recognizing taxable gain, if any, on the receipt of a reduced number of shares of our common stock pursuant to the Reverse Stock Split, if effected, notwithstanding the treatment of the Reverse Stock Split as a recapitalization.

Non-U.S. stockholders that may be treated as 5% shareholders are strongly encouraged to consult their tax advisors regarding the tax consequences to them of the Reverse Stock Split, if effected, how to satisfy the applicable IRS filing requirements and the consequences to them of failing to satisfy those filing requirements.

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U.S. Information Reporting and Backup Withholding Tax. In general, information reporting and backup withholding will not apply to the payment of cash in lieu of a fractional share of our common stock to a Non-U.S. stockholder pursuant to the Reverse Stock Split, if effected, if the Non-U.S. stockholder certifies under penalties of perjury that it is a Non-U.S. stockholder (generally on IRS Form W-8BEN or IRS Form W-8BEN-E) and the applicable withholding agent does not have actual knowledge or reason to know to the contrary. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the Non-U.S. stockholder’s U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS.

Interests of Certain Persons in The Reverse Stock Split Proposal

Certain of our officers and directors have an interest in the Reverse Stock Split Proposal as a result of their ownership of shares of our common stock. However, we do not believe that our officers or directors have interests in the Reverse Stock Split Proposal that are different from or greater than those of any of our other stockholders.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of common stock is required to approve the Reverse Stock Split Proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE REVERSE STOCK SPLIT PROPOSAL.

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